June 28, 2019

Era Group Inc.
Registration Statement on Form S-3
File No. 333-231879

Ms. Laura Nicholson
Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Ms. Nicholson,
We note the receipt by Era Group Inc. (the “Company”) of the comment letter (the “Comment Letter”) dated June 14, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-3. On behalf of the Company, we hereby provide the response set forth below to the comments in the Comment Letter.

Form S-3 filed May 31, 2019

General

1. We note that the forum selection provision in Article X of your Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

4814-4454-185041637.00000

The Company acknowledges that the enforceability of forum selection provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in such action. The Company agrees that it will include in its future filings, the following risk factor disclosure:
Our Amended and Restated Certificate of Incorporation includes a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our Amended and Restated Certificate of Incorporation requires that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine.
This exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws (including actions arising under the Securities Exchange Act of 1934 or the Securities Act of 1933), although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act of 1933, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder, and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934 or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under federal securities laws. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our Amended and Restated Certificate of Incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in our bylaws, a court could rule that such a provision is inapplicable or unenforceable.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5301, David Zeltner at 212-530-5003 or Elizabeth McNichol at 212-530-5225.

Sincerely,
/s/ BRETT NADRITCH
Brett Nadritch

cc:     Securities and Exchange Commission:
Dana Brown

Era Group Inc.
Christopher Bradshaw
    Crystal Gordon